FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated January 27, 2005, regarding the placing of ordinary shares in The Royal Bank of Scotland Group plc (“RBS”) by Banco Santander.

2	Material Fact dated January 27, 2005, regarding the completion of the placing of ordinary shares in The Royal Bank of Scotland Group plc (“RBS”) by Banco Santander.

Item 1

MATERIAL FACT

Statement by Banco Santander Central Hispano, S.A. (“Banco Santander”) regarding the placing of ordinary shares in The Royal Bank of Scotland Group plc (“RBS”) by Banco Santander

Banco Santander announces that Merrill Lynch International has been instructed to place, on its behalf, up to 81,593,126 ordinary shares of 25p each in RBS with institutional investors representing all of its remaining shareholding in RBS. The shares being placed represent up to approximately 2.57 per cent. of the issued ordinary share capital of RBS. Banco Santander will use the proceeds of the placing for general corporate purposes. A further announcement will be made in due course on completion of the placing.

The securities referenced herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act. This announcement does not constitute an offer of securities for sale in the United States or in any other jurisdiction.

Boadilla del Monte, January 27, 2005

Item 2

MATERIAL FACT

Statement by Banco Santander Central Hispano, S.A. (“Banco Santander”) regarding the placing of ordinary shares in The Royal Bank of Scotland Group plc (“RBS”) by Banco Santander

Further to the announcement this morning, Banco Santander announces that Merrill Lynch International has placed, on its behalf, 81,593,126 ordinary shares of 25p each in RBS at a price of £17.20 per share, representing all of its remaining shareholding in RBS.

The shares being placed represent approximately 2.57 per cent. of the issued ordinary share capital of RBS. The resulting capital gain for Banco Santander on the disposal of these shares is approximately Euro 739 million.

The securities referenced herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act. This announcement does not constitute an offer of securities for sale in the United States or in any other jurisdiction.

Boadilla del Monte, January 27, 2005

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized..

Banco Santander Central Hispano, S.A.

Date: January 28, 2005	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President